Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces Distribution of Cdn$0.25 per Unit

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, May 11 /CNW/ - Advantage Energy Income Fund ("Advantage") is
pleased to announce that the cash distribution for the month of May 2006 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 14.0% based on the May 10, 2006 closing price of Cdn$21.50 per Unit.
    The distribution will be payable on June 15, 2006 to Unitholders of record at the close of business on May 31, 2006. The ex-distribution date is
May 29, 2006. The cash distribution is based on approximately 59.7 million
Units currently outstanding.
    The CDN$0.25 per Unit is equivalent to approximately US$0.227 per Unit if converted using a Canadian/US dollar exchange rate of 1.10. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

    The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta
T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 13:32e 11-MAY-06